UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                                       SEC File Number: 0-28223
                                                       CUSIP Number:  141794107

(Check one:) [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q
             [ ] Form 10-D  [ ] Form N-SAR [ ] Form N-CSR
                 For Period Ended:  June 30, 2007
             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
                 For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

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PART I - REGISTRANT INFORMATION

Full Name of Registrant:   Cargo Connection Logistics Holding, Inc.
Former Name if applicable:  Not Applicable
Address of Principal Executive Office:  600 Bayview Avenue,
                                        Inwood, New York  11096


PART II - RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check box if appropriate)

[X](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
   (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, NCSR, or the transition report or portion thereof, could not be filed within the prescribed period.

     Cargo Connection Logistics Holding, Inc. (the "Registrant") is attempting to obtain additional financing and increase its customer base. Such efforts have caused the Registrant to be unable to complete and timely file the Registrant's Quarterly Report on Form 10-QSB without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                          Scott Goodman (516) 239-7000

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the three months ended June 30, 2007, the Registrant expects to report revenues of approximately $3,835,000, compared to $4,056,727 for the three months ended June 30, 2006, and a loss from operations of approximately $988,000 for the three months ended June 30, 2007, compared to a loss from operations of $198,100 for the three months ended June 30, 2006. The Registrant further expects to report net income attributable to common shareholders of approximately $285,000 for the three months ended June 30, 2007, compared to a net loss attributable to common shareholders of ($690,829) for the three months ended June 30, 2006.

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Cargo  Connection  Logistics  Holding,  Inc. has caused this  notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                   CARGO CONNECTION LOGISTICS HOLDING, INC.



Date:  August 15, 2006             By:      /s/ Scott Goodman
                                       -----------------------------------------
                                        Scott Goodman, Chief Financial Officer


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